March 18, 2025

Nabeel Syed
Co-Chief Executive Officer
Dome Capital, LLC
10006 Cross Creek Blvd #103
Tampa FL 33647

       Re: Dome Capital, LLC
           Amendment No. 7 to Draft Offering Statement on Form 1-A Submitted March 10, 2025
           CIK No. 0001988836
Dear Nabeel Syed:

     We have reviewed your amended draft offering statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 31,
2024, letter.

Amendment No. 7 to Draft Offering Statement on Form 1-A
Description of Series, page 39

1. We note you disclose that you will have 60 days to raise the funds to acquire the property for the series. Please revise the cover page and plan of distribution, if true, to clarify that the series will only be open for 60 days or advise. Additionally, please clarify the terms of the rental agreement currently in place. Further, please file the purchase agreement and the appraisal as exhibits in accordance with Item
17.6 of Part
       III of Form 1-A.
General

2. Please reconcile the amount being offered pursuant to this Regulation A offering on the cover page with Part I Item 4 disclosures.
 March 18, 2025
Page 2

3. It appears that you are going to acquire a property with a rental history. Please tell us how you determined it was not necessary to provide financial statements and pro forma financial information related to the property that you expect to acquire.
      Reference is made to Part F/S of Form 1-A.
       Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Rajiv Radia, Esq.